SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

PETROBRAS INTERNATIONAL FINANCE COMPANY - PIFCo
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Anderson Square Building, P.O. Box 714
George Town, Grand Cayman
Cayman Islands,B.W.I.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3, FILE NO. 333-92044, OF PETRÓLEO BRASILEIRO S.A -- PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIOD
ENDED SEPTEMBER 30, 2005

Forward Looking Statements

This report on Form 6-K contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes by Petróleo Brasileiro S.A. – Petrobras in its use of our services for market purchases of crude oil and oil products and changes in government regulations.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

You should read the following discussion of our financial condition and results of operations together with the attached unaudited consolidated financial statements and the accompanying notes for the nine-month period ended September 30, 2005 beginning on page F-2. You should also read our audited consolidated financial statements for the year ended December 31, 2004 and the accompanying notes, which are included in our annual report on Form 20-F filed with the United States Securities and Exchange Commission on June 30, 2005, but which are not presented in this Form 6-K. The unaudited consolidated financial statements for the nine-month period ended September 30, 2005 and September 30, 2004 and the accompanying notes have been presented in U.S. dollars and prepared in accordance with U.S. GAAP. As a subsidiary of Petrobras, we also prepare our financial statements in accordance with accounting practices adopted in Brazil.

Overview

We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial position and results of operations are significantly affected by decisions of our parent company. Our ability to meet our outstanding debt obligations depends on a number of factors, including:

  Petrobras’ financial condition and results of operations;

  the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;

  Petrobras’ willingness to continue to make loans to us and provide us with other types of financial support;

  our ability to access financing sources, including the international capital markets and third-party credit facilities; and

  our ability to transfer our financing costs to Petrobras.
We earn income from:
  sales of crude oil and oil products to Petrobras;

  limited sales of crude oil and oil products to third parties; and

  financial income derived from financing of sales to Petrobras, inter-company loans to Petrobras and investments in marketable securities and other financial instruments.
Our operating expenses include:
  cost of sales, which is comprised mainly of purchases of crude oil and oil products;

  selling, general and administrative expenses; and

  financial expense, mainly from interest on our lines of credit and capital markets indebtedness, sales of future receivables and inter-company loans from Petrobras.
Purchases and Sales of Crude Oil and Oil Products

We typically purchase crude oil and oil products in transactions with payment terms of approximately 30 days. Petrobras typically pays for shipments of crude oil and oil products that we sell to it over a period of up to 330 days, which allows Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. Before February 2005, we sold crude oil and oil products to Petrobras under terms that allowed for payment up to 270 days from the date of the bill of lading. During this period, we typically finance the purchase of crude oil and oil products through either funds previously provided by Petrobras or third-party trade finance arrangements. The difference between the amount we pay for crude oil and oil products and the amount Petrobras pays for that same crude oil and oil products is deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras’ payments to us come due.

Results of Operations

Results of operations for the nine-month period ended September 30, 2005 compared to the nine-month period ended September 30, 2004.

Net Income (Loss)

We had a net income of U.S.$26.2 million in the first nine months of 2005, as compared to a net loss of U.S.$58.3 million in the first nine months of 2004.

Sales of Crude Oil and Oil Products and Services

Our sales of crude oil and oil products and services increased 34.1% from U.S.$9,580.2 million in the first nine months of 2004 to U.S.$12,846.9 million in the first nine months of 2005. This increase was primarily due to (1) a 48% increase in the average price of Brent crude oil, from U.S.$36.28 per barrel during the first nine months of 2004 to U.S.$53.54 per barrel in the first nine months of 2005, (2) a 41.0% increase in the volume of export sales of crude oil to related party PETROBRAS AMERICA INC - PAI and (3) a 18.5% increase in the volume of offshore sales of crude oil and oil products purchased from third parties and affiliates and sold to third parties and affiliates.

Cost of Sales

Cost of sales increased 34.1% from U.S.$9,488.3 million in the first nine months of 2004 to U.S.$12,721.5 million in the first nine months of 2005. This increase was primarily due to the increase in the average price of Brent crude oil and the increase in export and offshore sales, described above.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses increased from U.S.$46.5 million in the first nine months of 2004 to U.S.$122.2 million in the first nine months of 2005, of which U.S.$117.3 million consisted of shipping expenses, due to the increased volume of offshore sales, as well as to an average increase in freight costs in the period resulting from changes in international market trends and shipping routes.

02

Financial Income

Our financial income consists of the financing of sales to Petrobras and inter-company loans to Petrobras, investments in marketplace securities and other financial instruments. Our financial income increased 68.8% from U.S.$446.7 million in the first nine months of 2004 to U.S.$753.9 million in the first nine months of 2005, primarily due to (1) an increase in interest income from short and long-term investments as a result of a larger volume of investments; (2) an increase in the amount of sales to Petrobras made during 2004 compared to 2003, as well as the amount of sales during 2005, resulting in additional financial income due to the financing terms granted to Petrobras and interest calculated on a monthly basis (see “Purchases and Sales of Crude Oil and Oil Products”); and (3) extended financing terms beyond the established payment period for sales to Petrobras.

Financial Expense

Our financial expense consists of interest paid and accrued on our outstanding indebtedness and other fees associated with our issuance of debt. Our financial expense increased 32.9% from U.S.$550.0 million in the first nine months of 2004 to U.S.$730.9 million in the first nine months of 2005, primarily due to an increase in inter-company loans from Petrobras and due to interest expenses associated with our issuance of U.S.$ 600.0 million Global Notes in September 2004.

Liquidity and Capital Resources

Overview

We finance our oil trading activities principally from commercial banks, including lines of credit, as well as through inter-company loans from Petrobras and the issuance of notes in the international capital markets. In our opinion, our strong cash position at hand and our ability to access international capital markets will continue to allow us to meet our anticipated cash needs and financial obligations.

As an offshore non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury to incur debt or register debt with the Central Bank. As a matter of policy, however, the issuance of any debt is recommended by any of Petrobras’ Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

Sources of Funds

Our Cash Flow

At September 30, 2005, we had cash and cash equivalents of U.S.$782.0 million, as compared to U.S.$1,107.3 million at December 31, 2004. This decrease in cash was primarily a result of an increase in notes receivable issued to related parties. Our operating activities used net cash of U.S.$64.5 million in the first nine months of 2005, as compared to using net cash of U.S.$1,555.2 million in the first nine months of 2004, primarily as a result of an increase in outstanding trade accounts payable for purchases from related parties and a decrease in trade accounts receivable from related parties. Our investing activities used net cash of U.S.$1,207.8 million in the first nine months of 2005, as compared to using net cash of U.S.$1,363.8 million in the first nine months of 2004, primarily as a result of an increase in notes receivable issued to related parties. Our financing activities provided net cash of U.S.$947.0 million in the first nine months of 2005, as compared to providing net cash of U.S.$2,699.2 million in the first nine months of 2004, primarily as a result of an increase in proceeds from long term loans from related parties occurred in 2004.

03

Accounts Receivable

Accounts receivable from related parties increased 22.3% from U.S.$7,788.1 million at December 31, 2004 to U.S.$9,527.9 million at September 30, 2005, primarily as a result of an increase of sales of oil and oil products to Petrobras.

Our Short-Term Borrowings

Our short-term borrowings are denominated in U.S. dollars and consist of lines of credit and loans payable. Our outstanding position at September 30, 2005 in irrevocable letters of credit was U.S.$607.4, as compared to U.S.$514.4 million at December 31, 2004. Considering only the issuance of irrevocable letters of credit supporting oil imports, our outstanding position at September 30, 2005 was U.S.$538.4 million, as compared to U.S.$441.6 million at December 31, 2004. At September 30, 2005, we had accessed U.S.$465.6 million in lines of credit, including the current portion of long-term lines of credit, as compared to U.S.$535.8 million accessed at December 31, 2004. The weighted average annual interest rate on these short-term borrowings was 4.4% at September 30, 2005, as compared to 4.3% at December 31, 2004. At September 30, 2005, we had utilized all the proceeds from lines of credit for the purchase of imports.

The short-term portion of our notes payable to related parties, which are principally composed of notes payable to Petrobras, increased 42.2% from U.S.$2,881.5 million at December 31, 2004 to U.S.$4,097.1 million at September 30, 2005, primarily as a result of our short-term financing needs.

Our Long-Term Borrowings

Our long-term loans from Petrobras increased from U.S.$3,553.5 million at December 31, 2004 to U.S.$3,688.6 million at September 30, 2005, with interest rates ranging from 4.9% to 5.8% and due 2010.

At September 30, 2005, we had outstanding U.S.$944.8 million in long-term lines of credit due between 2006 and 2012, as compared to U.S.$631.8 million at December 31, 2004. We also had outstanding:

  U.S.$1,550 million in three series of long-term Senior Notes due between 2007 and 2011.

  U.S.$329.9 million in 4.75% Senior Exchangeable Notes due 2007, issued on October 17, 2002, in connection with Petrobras’ purchase of Perez Companc S.A. (currently known as Petrobras Energia Participaciones – PEPSA). In exchange, we received notes issued by Petrobras International Braspetro BV (PIB BV), a related party, in the same amount, terms and conditions as the Senior Exchangeable Notes. In connection with the acquisition of Perez Companc, we also provided PIB BV with a loan for U.S.$724.5 million, with an interest rate of 4.79%.

  U.S.$400 million in Global Step-up Notes due April 2008. The notes will bear interest from March 31, 2003 at a rate of 9.00% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. We used the proceeds from this issuance principally to repay trade-related debt and inter-company loans. We have subsequently repurchased U.S.$210.9 million of these Notes.

  U. S.$2,117.5 million in Global Notes, of which U.S.$500 million were issued on July 2, 2003 and are due July 2013. The notes will bear interest at the rate of 9.125% per annum, payable semiannually. In September 2003, we issued an additional U.S.$250 million in Global Notes, which form a single fungible series with our U.S.$500 million Global Notes due July 2013. The proceeds from these issuances were used principally to repay trade-related debt and inter-company loans. On December 10, 2003, we issued an additional U.S.$750 million of Global Notes due December 2018. The notes bear interest at the rate of 8.375% per annum, payable semiannually. In September 2004, we issued an additional U.S.$600 million of Global Notes due 2014. The notes bear interest at the rate of 7.75% per annum, payable semiannually. The proceeds from the issuance of these notes were used principally for general corporate purposes, including the financing of the purchase of oil product imports and the repayment of existing trade-related debt and inter-company loans.

04

  U.S.$1.153.5 million (U.S.$114.8 million current portion) in connection with Petrobras’ exports prepayment program. On December 21, 2001, the Trust (PF Export) issued to PFL, our subsidiary, U.S.$750 million of Senior Trust Certificates in four series and U.S.$150 million of Junior Trust Certificates. In addition, on May 13, 2003, the Trust issued U.S.$550 million in 6.436% Senior Trust Certificates due 2015, and on May 14, 2003, the Trust issued U.S.$200 million in 3.748% Senior Trust Certificates due 2013 and an additional U.S.$150 million of Junior Trust Certificates. In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are now presented net, rather than gross in our consolidated financial statements, and thus U.S.$300 million has been reduced from the “long-term debt” liability caption respective to sales of rights to future receivables, with a similar reduction to the asset line item “assets related to export prepayments.”

  On September 1, 2005, PFL prepaid the floating rate Senior Trust Certificates (series A2 and C) in accordance with the applicable provisions of the governing agreements. In order to facilitate this advance payment, Petrobras prepaid to PFL an amount of U.S.$330.3 million related to the export prepayment program.

An investment fund, operated exclusively for us, holds certain PIFCo and Petrobras group securities, among its other investments. These repurchased securities are considered to be extinguished and thus reduce our short and long term financing balance by U.S.$210.9 million at September 30, 2005. In 2005, a loss on debt extinguishment expense was registered in the amount of U.S.$11.7 million representing the difference between the face value and the market value of the repurchased securities.

On September 30, 2005, we entered into a loan agreement with Banco Sumitomo in the amount of U.S.$300.0 million. We intend to drawdown the loan on November 14, 2005 and use its proceeds to repay trade-related debt. On August 17, 2005 and September 1, 2005, we entered into some standby committed facility with Banco Santander and Banco Societé Générale, respectively, in the total amount of U.S.$200.0 million. We have not drawn down these loans yet and do not have a scheduled date for the drawdown.

The following table sets forth the sources of our current and long-term debt at September 30, 2005 and December 31, 2004:

CURRENT AND LONG-TERM DEBT

	September 30, 2005		December 31, 2004

	(in millions of U.S. dollars)

	Current	Long-term	Current	Long-term

Financing institutions	U.S.$465.6	U.S.$944.8	U.S.$535.8	U.S.$631.8
Senior notes	38.5	1,550.0	53.5	1,550.0
Global Step-up Notes	-	400.0	9.0	400.0
Global Notes	46.8	2,117.5	26.3	2,124.2
Sale of rights to future receivables	121.4	1,153.5	153.7	1,561.9
Senior exchangeable notes	7.7	329.9	3.8	329.9
Assets related to export prepayment
to be offset against sales of rights	-
to future receivables		(300.0)		(300.0)
Repurchased securities	-	(210.9)	(3.2)	(146.0)

	U.S.$680.0	U.S.$5,984.8	U.S.$778.9	U.S.$6,151.8

05

The following table sets forth the sources of our capital markets debt outstanding at September 30, 2005:

CAPITAL MARKETS DEBT OUTSTANDING(1)

Notes	Principal Amount
(in millions of U.S. dollars)

9.125% Senior Notes due 2007 (2)	U.S.$500
4.750% Senior Exchangeable Notes due 2007 (3)	330
9.875% Senior Notes due 2008 (2)	450
6.750% Senior Trust Certificates due 2010 (4)	85
9.750% Senior Notes due 2011 (2)	600
6.600% Senior Trust Certificates due 2011 (4)	274
3.748% Senior Trust Certificates due 2013 (4)	177
6.436% Senior Trust Certificates due 2015 (4)	433
Global Step-up Notes due 2008 (5)	400
9.125% Global Notes due 2013 (2)	750
8.375% Global Notes due 2018 (2)	750
7.750% Global Notes due 2014 (2)	600

Total	U.S.$5,349

_________________
(1)	Does not include Junior Trust Certificates issued by PF Export Trust in connection with Petrobras’ exports prepayment program, because we are the beneficiary of such Junior Trust Certificates.
(2)	Issued by us, with support from Petrobras through a standby purchase agreement.
(3)
Issued by us on October 17, 2002 in connection with Petrobras’ acquisition of Perez Companc S.A. In March 2004, the amount was reduced from U.S.$338.4 million to U.S.$329.9 million due to unexpected environmental liabilities under the terms of a settlement agreement with the former owners of Perez Companc S.A.

(4)	Issued in connection with Petrobras’ exports prepayment program.
(5)
The Global Step-up Notes bear interest from March 31, 2003 at a rate of 9.00% per year until April 1, 2006 and at a rate of 12.375% per year thereafter, with interest payable semi-annually, and were issued by us with support from Petrobras through a standby purchase agreement. We have subsequently repurchased U.S.$210.9 million.

Off Balance Sheet Arrangements

At September 30, 2005, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

06

CONSOLIDATED FINANCIAL
STATEMENTS

PETROBRAS
INTERNATIONAL
FINANCE COMPANY
(A wholly-owned subsidiary of
PETRÓLEO BRASILEIRO S.A. –
PETROBRAS)

September 30, 2005 and 2004 together with
Report of Independent Registered Public
Accounting Firm

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

FINANCIAL STATEMENTS

September 30, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Board and Stockholder of
Petrobras International Finance Company

We have reviewed the condensed consolidated balance sheet of Petrobras International Finance Company and subsidiaries as of September 30, 2005 and the related condensed consolidated statements of operations, cash flows and changes in stockholder's equity for the nine-month periods ended September 30, 2005 and 2004. These interim financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Petrobras International Finance Company and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, changes in stockholder’s equity and cash flows for the year then ended not presented herein, and in our report dated February 14, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

ERNST & YOUNG
Auditores Independentes S/S

Paulo José Machado
Partner

Rio de Janeiro, Brazil
November 11, 2005

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars)

	September 30,	December 31,
Assets	2005	2004

	(Unaudited)

Current assets
Cash and cash equivalents	782,045	1,107,284
Trade accounts receivable
Related parties	9,527,908	7,788,069
Other	315,954	153,249
Notes receivable - related parties	2,868,522	1,598,521
Inventories	218,108	165,450
Export prepayments – related parties	120,337	152,859
Restricted deposits for guarantees and other	96,563	91,227

	13,929,437	11,056,659

Property and equipment	408	502

Other assets
Marketable securities	1,871,913	1,864,815
Notes receivable - related parties	338,416	338,416
Export prepayment – related parties	853,535	1,261,820
Restricted deposits for guarantees and prepaid expenses	233,764	147,970

	3,297,628	3,613,021

Total assets	17,227,473	14,670,182

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED BALANCE SHEETS (Continued)
(In thousands of US dollars, except for number of shares and per share amounts)

	September 30,	December 31,
Liabilities and stockholders’ equity	2005	2004

	(Unaudited)

Current liabilities
Trade accounts payable
Related parties	1,343,251	562,139
Other	1,195,930	568,064
Notes payable - related parties	4,097,114	2,881,484
Short-term financing	368,383	456,156
Current portion of long term debt	205,838	224,738
Accrued interest	105,806	98,021
Unearned income - related parties	161,298	131,318
Other current liabilities	14,593	7,270

	7,492,213	4,929,190

Long-term liabilities
Long-term debt	5,984,789	6,151,802
Notes payable - related parties	3,688,576	3,553,452

	9,673,365	9,705,254

Stockholder’s equity
Shares authorized and issued
Common stock - 2005 and 2004 - 50,000 shares,
par value US$ 1	50	50
Additional paid in capital	173,926	173,926
Accumulated deficit	(112,081)	(138,238)

	61,895	35,738

Total liabilities and stockholder’s equity	17,227,473	14,670,182

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US dollars)
(Unaudited)

	Periods ended September 30,

	2005	2004

Sales of crude oil, oil products and services
Related parties	10,417,335	7,792,536
Other	2,429,543	1,787,685

	12,846,878	9,580,221

Operating expenses:
Cost of sales
Purchases from related parties	(5,598,953)	(3,622,616)
Other	(7,122,591)	(5,865,703)
Selling, general and administrative expenses
Related parties	(103,608)	(45,718)
Other	(18,553)	(782)

	(12,843,705)	(9,534,819)

Operating income	3,173	45,402

Financial income
Related parties	575,161	387,895
Other	178,709	58,844

	753,870	446,739
Financial expense
Related parties	(285,332)	(101,812)
Other	(445,594)	(448,153)

	(730,926)	(549,965)

Other expense, net
Other	40	(525)

Net income (loss) for the period	26,157	(58,349)

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
(In thousands of US dollars)
(Unaudited)

	Periods ended September 30,

	2005	2004

Common stock	50	50

Additional paid in capital
Balance at January 1	173,926	173,926

Balance at end of the period	173,926	173,926

Accumulated deficit
Balance at January 1	(138,238)	(79,135)
Net income (loss) for the period	26,157	(58,349)

Balance at end of period	(112,081)	(137,484)

Total stockholder’s equity	61,895	36,942

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)
(Unaudited)

	Periods ended September 30,

	2005	2004

Cash flows from operating activities
Net income (loss) for the period	26,157	(58,349)
Adjustments to reconcile net loss to net cash
used in operations
Depreciation and prepayment amortization	(6,687)	(3,728)
Decrease (increase) in assets
Trade accounts receivable
Related parties	(1,739,839)	(2,456,726)
Other	(162,705)	(208,109)
Export prepayments – related parties	440,807	36,550
Other assets	(213,113)	(58,909)
Increase (decrease) in liabilities
Trade accounts payable
Related parties	781,112	366,207
Other	627,866	727,088
Other liabilities	181,906	100,791

Net cash used in operating activities	(64,496)	(1,555,185)

Cash flows from investing activities
Marketable securities, net	(7,098)	(1,216,148)
Issuance of notes receivable – related parties	(2,914,311)	(1,495,539)
Collection of principal on notes receivable - related parties	1,713,635	1,348,036
Other	(8)	(108)

Net cash used in investing activities	(1,207,782)	(1,363,759)

Cash flows from financing activities
Short-term financing, net of issuance and repayments	(87,773)	(583,228)
Proceeds from issuance of long-term debt	395,000	976,887
Principal payments of long - term debt	(574,124)	(296,608)
Proceeds from short term loans - related parties	7,031,128	5,417,795
Proceeds from long term loans – related parties	-	2,974,015
Principal payments of short term loans – related parties	(5,817,192)	(5,789,614)

Net cash provided by financing activities	947,039	2,699,247

Decrease in cash and cash equivalents	(325,239)	(219,697)
Cash and cash equivalents at beginning of period	1,107,284	664,168

Cash and cash equivalents at end of period	782,045	444,471

Non cash investing and financing activities

Cancellation of Senior Exchangeable Notes issued in exchange of
PETROBRAS loan	-	8,476

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)
(Unaudited)

1.	The Company and its Operations

Petrobras International Finance Company - PIFCo was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of PETROBRAS.

The primary objective of Petrobras International Finance Company and its subsidiaries (collectively, PIFCo or the Company) is to purchase crude oil and oil products from third parties and sell the products at a premium to PETROBRAS on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company's financial position and results of operations, are affected by decisions made by PETROBRAS. Additionally, to a more limited extent, the Company sells oil and oil products to third parties. PIFCo also engages in international capital market borrowings as a part of the PETROBRAS financial and operating strategy.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

PETROBRAS FINANCE LIMITED

PETROBRAS FINANCE LIMITED (PFL), based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL purchases bunker and fuel oil from PETROBRAS and sells these products in the international market, including sales to designated customers, in order to generate receivables to cover the sale of future receivables. Certain of the sales were through subsidiaries of Petrobras.

PETROBRAS EUROPE LIMITED

PETROBRAS EUROPE LIMITED (PEL), based in the United Kingdom, consolidates PETROBRAS’ European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PIFCo and PETROBRAS, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no commercial or financial risk.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
(Unaudited)

1.	The Company and its Operations (Continued)

BEAR INSURANCE COMPANY LIMITED

BEAR INSURANCE COMPANY LIMITED (BEAR), based in Bermuda, contracts insurance for PETROBRAS and its subsidiaries.

2.	Basis of Financial Statement Presentation

The accompanying unaudited financial information has been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). Although certain information normally included in financial statements prepared in accordance with US GAAP has been condensed or omitted, the disclosures are adequate to make the information presented not misleading. The unaudited financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2004 and the notes thereto.

The financial statements as of September 30, 2005 and for the nine-month periods ended September 30, 2005 and 2004, included in this report are unaudited. However, they reflect all normal recurring adjustments that are necessary for a fair presentation of such financial information. The results for interim periods are not necessarily indicative of trends or of results to be expected for a full year.

The preparation of these financial statements requires the use of estimates and assumptions that determines the amounts of the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

	a.	Foreign currency translation

The Company’s functional currency is the US dollar. All monetary assets and liabilities denominated in a currency other than the U.S. dollar are remeasured into the U.S. dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the statement of operations as financial expense.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
(Unaudited)

2.	Basis of Financial Statement Presentation (Continued)

	b.	Financial instruments

All of the Company’s derivative instruments are recorded on the balance sheet at their fair value. The changes in the market value of derivative instruments that do not qualify for hedge accounting are recognized in the statement of operations as financial income or expense in each reporting period. The ineffective portion of all hedges is also recognized in current period earnings.

PIFCo holds a purchased put option that allows the holder to sell a floating number of crude oil volumes at a minimum floor price of US$14/barrel. Such option serves as an economic hedge on related future sales of receivables under the structured finance export prepayment program, the intent of which is to assure that physical barrels delivered under the project finance agreement generate sufficient cash proceeds to repay related financial obligations. This option has no intrinsic value and immaterial time value at September 30, 2005, and therefore does not have a material effect on the Company’s results of operations or financial position.

	c.	Reclassification

Certain immaterial reclassifications have been made respective to prior period financial statements in order to conform to presentation standards adopted at September 30, 2005.

3.	Cash and Cash Equivalents

	September 30,	December 31,
	2005	2004

Cash and banks	1,404	16,496
Time deposits and short term investment funds	780,641	1,090,788

	782,045	1,107,284

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
(Unaudited)

4.	Marketable Securities

				Total

			Interest	September 30,	December 31,
	Security	Maturity	rate	2005(*)	2004 (*)

Available for Sale (***)	MEGA (**)	2014	10.77%	-	63,607
Available for Sale (***)	CLEP (**)	2014	8%	1,854,380	1,751,246
Available for Sale (***)	MARLIM (**)	2008	12.25%	17,533	-
Available for Sale (***)	CLN	2007	4.99%	-	49,962

				1,871,913	1,864,815

(*)	The balances include interest and principal.
(**)
PETROBRAS group company, including consolidated subsidiaries and non-consolidated PETROBRAS affiliates, and other consolidated special purposes companies established to support PETROBRAS infrastructure projects. Securities held by the fund respective to the group companies are not US exchange traded securities.

(***)
Other comprehensive income (OCI) amounts related to the securities classified as available for sale in accordance with FAS 115 are diminimus at September 30, 2005 and 2004, and are thus not presented in a separate statement of OCI, such amounts are included in the Statement of operations as Financial income or expense.

5.	Inventories

	September 30,	December 31,
	2005	2004

Products
Crude oil	142,121	76,252
Fuel oil	52,652	48,973
GLP	-	29,078
Other	23,335	11,147

	218,108	165,450

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
(Unaudited)

6.	Related Parties

	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	PETROBRAS INTERNATIONAL BRASPETRO B.V. - PIB.B.V. and its subsidiaries	DOWNSTREAM PARTICIPAÇÕES S.A. and its subsidiaries (iii)	BRASPETRO OIL SERVICES - BRASOIL and its Subsidiaries	BRASPETRO OIL COMPANY - BOC	CLEP	PNBV and its subsidiaries	Other	September 30, 2005	December 31, 2004

Current assets
Accounts receivable, principally for sales (i)	8,391,677	700,753	432,736					2,742	9,527,908	7,788,069
Notes receivable		1,349,429			268,193		1,250,900		2,868,522	1,598,521
Export prepayment	120,337								120,337	152,859

Other assets
Marketable securities						1,854,380		17,533	1,871,913	1,814,853
Notes receivable		338,416							338,416	338,416
Export prepayment	853,535								853,535	1,261,820

Current liabilities
Trade accounts payable	1,196,064	118,945	7	28,235					1,343,251	562,139
Notes payable (ii)	4,097,114								4,097,114	2,881,484
Unearned income	158,241		3,057						161,298	131,318

Long-term liabilities
Notes payable (iii)	3,688,576								3,688,576	3,553,452

									For the nine months ended

Statement of operations									September 30, 2005	September 30, 2004

Sales of crude oil and oil products and services	5,364,466	4,056,414	994,614					1,841	10,417,335	7,792,536
Purchases (iv)	(4,325,627)	(914,037)	(82,502)	(276,787)					(5,598,953)	(3,622,616)
Selling, general and administrative expense	(103,140)	(468)							(103,608)	(45,718)
Financial income	458,864	58,936	16,991	11,353	11,590		17,427		575,161	387,895
Financial expense	(285,006)	(326)							(285,332)	(101,812)

Commercial operations between PIFCo and its subsidiaries and affiliated companies are carried out under normal market conditions and at commercial prices, except for the sales of oil and oil products to PETROBRAS, which have an extended settlement period consistent with PIFCo’s formation as a financing entity, and include finance charges incurred during the extended payment period.

The transactions were realized to support the financial and operational strategy of the Company's Parent Company, PETRÓLEO BRASILEIRO S.A. - PETROBRAS.

(i)
Accounts receivable from related parties relate principally to crude oil sales made by the Company to PETROBRAS, with extended payment terms of up to 330 days. Extended payment terms for accounts receivable from related parties were up to 270 days in 2004.

(ii)	Notes payable to related parties principally include balances to PETROBRAS for intercompany loans made on 180 day basis.

(iii)
Long Term Liabilities – Notes payable relate to loans executed between the Company and PETROBRAS due in 2010, with annual interest rates ranging from 4.9% to 5.8%. The transaction extended the financing terms respective to certain short-term notes payable creating liquidity for the Company and such liquidity was partially used to fund purchases of securities by the exclusive investment fund.

(iv)	Purchases from related parties are presented in the cost of sales section of the statement of operations.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
(Unaudited)

7.	Financing

	September 30, 2005		December 31, 2004

	Current	Long-term	Current	Long-term

Financial institutions	465,597	944,750	535,845	631,800
Senior notes	38,499	1,550,000	53,525	1,550,000
Global notes (iv)	46,843	2,117,521	26,326	2,124,221
Senior exchangeable notes	7,662	329,940	3,787	329,940
Global step-up notes	-	400,000	9,000	400,000
Sale of rights to future receivables (iii)	121,426	1,153,535	153,680	1,561,820
Assets related to export prepayment to be offset
against sales of rights to future receivables (ii)	-	(300,000)	-	(300,000)
Repurchased securities (i)	-	(210,957)	(3,248)	(145,979)

	680,027	5,984,789	778,915	6,151,802

Financing	368,383	5,984,789	456,156	6,151,802
Current portion of long term debt	205,838	-	224,738	-
Accrued interest	105,806	-	98,021	-

	680,027	5,984,789	778,915	6,151,802

(i)
On September 30, 2005 and December 31, 2004, the Company had amounts invested in an exclusive fund that held debt securities of PIFCo in the total amount of US$ 210,957 and US$ 145,979, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest, which comprise the current portion at the respective date, have been removed from the presentation of marketable securities and short and long-term debt. Gain and losses on extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lesser than par are recorded as premiums or discounts and are amortized over the life of the notes. As of September 30, 2005, the outstanding balance of net premiums on reissuances amounted to US$ 26,478. PIFCo recognized losses on extinguishment of debt of US$ 11,738 during the period ended September 30, 2005 and of US$ 64.191 during the period ended September 30, 2004.

(ii)
In May 2004, PFL and the PF Export Trust (the Trust) executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are now presented net, rather than gross in these consolidated financial statements, and thus US$ 300,000 has been reclassified from the “long term debt” liability caption respective to sales of rights to future receivables, to the asset line item titled “assets related to export prepayments”.

(iii)
On September 1, 2005, PFL prepaid the floating rate Senior Trust Certificates (series A2 and C) in accordance with the applicable provisions of the governing agreements. In order to facilitate this advance payment, Petrobras prepaid to PFL an amount of US$ 330,290 related to the export prepayment program.

(iv)
On September 15, 2004, the Company issued Global Notes in an aggregate principal amount of US$ 600,000 due September 2014. The notes will bear interest at the rate of 7.75% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
(Unaudited)

7.	Financing (Continued)

Long-term maturities
September 30,
2005

2006	81,622
2007	1,112,548
2008	1,096,133
2009	279,838
2010	385,008
2011	731,798
Thereafter	2,297,842

5,984,789

8.	Commitments and Contingencies

	(a)	Commitments - Purchases

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several short-term normal purchase contracts which collectively obligate it to purchase a minimum of approximately 235,595 barrels of crude oil and oil products per day at market prices.

	(b)	Purchase Option – Platforms

The Company has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreements with PNBV, for the Platforms P-8, P-15, P-32 and P-47, after the expiration of the Charter terms with PNBV. Upon exercise of the call option, the Company will purchase all of the vessels for the greater of (i) the purchase price, any unpaid and accrued charter hire for all of the vessels, or any costs and expenses which PNBV has incurred or may incur by virtue of any such purchase, and the amount equal to the default amount set forth in each of the charters for all of the Vessels; and (ii) Ten (10) dollars from PNBV, representation or warranty of any kind or character, and assume and succeed to all rights, duties and obligations of PNBV under the charters.

PIFCo may designate any affiliate or subsidiary to perform its obligations under this agreement.

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
(Unaudited)

8.	Commitments and Contingencies (Continued)

	(c)	Loans Agreement

On September 30, 2005, we entered into a loan agreement with Banco Sumitomo in the amount of US$ 300,000. We intend to drawdown the loan on November 14, 2005 and use its proceeds to repay trade-related debt. On August17, 2005 and September 1, 2005, we entered into some standby committed facility with Banco Santander and Banco Societé Générale, respectively, in the total amount of US$ 200,000. We have not drawn down these loans yet and do not have a scheduled date for the drawdown.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2005

PETROBRAS INTERNATIONAL FINANCE COMPANY-PIFCo

By:	/S/ Daniel Lima de Oliveira
Daniel Lima de Oliveira Chairman of the Board

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.